SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            INDUSTRIAL MINERALS, INC.
        ----------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.0001 par value per share
        -----------------------------------------------------------------
                        (Title of Class of Securities)

                                    456261106
        -----------------------------------------------------------------
                                 (CUSIP Number)

                          Krystar International Limited
                                P.O. Box N-8198
                                East Bay Street
                       Management International Building
                              Nassau, Bahamas, BWI
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  January 2002
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   456261106
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Krystar International Limited
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]

      (b) [_]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
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                  7     SOLE VOTING POWER

                        6,498,000
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            None
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               6,498,000
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      6,498,000
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 456261106

                                  SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER

     Common Stock, $.0001 par value per share

     Industrial Minerals, Inc.
     One Dundas Street West, Suite 2500
     Toronto, Ontario, Canada M5G 1Z3

ITEM 2. IDENTITY AND BACKGROUND

     (a) Krystar International Limited

     (b) P.O. Box N-8198
         East Bay Street
         Management International Building
         Nassau, Bahamas, BWI

     (c) Krystar International Limited was an existing stockholder of Industrial Minerals Incorporated prior to this transaction.

     (d) During the last five years the Reporting Entity has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years the Reporting Entity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Bahamian Corporation

          (a)(1)  Michael Clarke

          (b)(1)  P.O. Box N-8198
                  East Bay Street
                  Management International Building
                  Nassau, Bahamas, BWI

          (c)(1) Mr. Clarke is the sole director and President of Krystar International Limited.

          (d)(1) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)(1) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any final order, judgment, or decree been entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)(1) Citizenship: Bahamas

CUSIP No.  456261106

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Krystar International Limited provided the equipment for a complete dry-process system (graphite application) to the Company. The equipment was valued at $3,500,000. The Company provided 5,000,000 shares of common stock and $200,000 to Krystar International Limited for this equipment. Krystar International Limited was an existing stockholder of Industrial Minerals, Inc. prior to this transaction and received 1,498,000 common shares of the Company pursuant to the Plan and Agreement of Reorganization between Industrial Minerals, Inc. (a Nevada corporation) and PNW Capital, Inc.

ITEM 4. PURPOSE OF TRANSACTION

     There are no plans or proposals, except as contained in the Plan and Agreement of Reorganization between PNW Capital, Inc. and Industrial Minerals, Inc., known to the Reporting Entity which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

CUSIP No.  456261106

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned:                 6,498,000
         Percent of outstanding shares owned:              18%

     (b) Sole Power of voting for Reporting Person:        6,498,000

     (c) Transactions in securities in the past
         60 days for Reporting Person:                     None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Plan and Agreement of Reorganization provided for understandings between PNW Capital, Inc. and Industrial Minerals, Inc. (IMI) and its shareholders for a share exchange whereby IMI was acquired as a wholly owned subsidiary of PNW Capital, Inc.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     10.1 Plan and Agreement of Reorganization

     10.2 Certificate of Ownership and Merger

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Dated: June 3, 2002                               Krystar International


                                                  by:/s/Michael Clarke
                                                  Its:President








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